LB PHARMACEUTICALS INC

One Pennsylvania Plaza, Suite 1025

New York, NY 10119

(212) 605-0300

April 10, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	LB Pharmaceuticals Inc

Registration Statement on Form S-1

File No. 333-294900

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-294900) (the “Registration Statement”) to become effective on Tuesday, April 14, 2026, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes Brandon Fenn of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Brandon Fenn of Cooley LLP, counsel to the Registrant, at (212) 479 6626, or in his absence Minkyu Park of Cooley LLP at (212) 479 6588.

Very truly yours,

LB PHARMACEUTICALS INC
By:	/s/ Heather Turner
Name:	Heather Turner
Title:	Chief Executive Officer

cc:	Brandon Fenn, Cooley LLP

Minkyu Park, Cooley LLP